ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 7


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INSURED                                                            BOND NUMBER

CLAYMORE EXCHANGE-TRADED FUND TRUST                                  05716108B
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EFFECTIVE DATE                BOND PERIOD            AUTHORIZED REPRESENTATIVE

                  MARCH 31, 2008 TO MARCH 31, 2009            /S/ MATTHEW LINK
===============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:


FUND NAME                                                           EFFECTIVE DATE

  o  Claymore/MAC Global Solar Energy Index ETF, a series of:       April 15, 2008
Claymore Exchange Traded Fund Trust 2.

  o  Claymore/ BNY Mellon Frontier Markets ETF, a series of:        June 12, 2008
Claymore Exchange Traded Fund Trust 2.

  o  Claymore/Delta  Global  Shipping Index ETF, a series of:
Claymore Exchange Traded Fund Trust 2.                              August 25, 2008

  o  Claymore/ Raymond James SB-1 Equity ETF, a series of:          September 4, 2008
Claymore Exchange-Traded Fund Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                            JOINT INSUREDS AGREEMENT

     THIS AGREEMENT is made effective as of the 8th day of May, 2008, by and between CLAYMORE EXCHANGE-TRADED FUND TRUST, a Delaware statutory trust, on behalf of each of its series now or hereafter existing (the "ETF Trust") and CLAYMORE EXCHANGE-TRADED FUND TRUST 2 (the "ETF2 Trust"), on behalf of each of its series now or hereafter existing (the respective series of ETF Trust and ETF2 Trust are collectively referred to herein as the "Funds" or singularly as a "Fund" and the ETF Trust and the ETF2 Trust are collectively referred to herein as the "Trusts" or singularly as a "Trust").

    The Trusts have been named as insureds under a joint Investment Company Blanket Bond issued by ICI Mutual Insurance Company (the "Bond") with a limit of liability that may be changed from time to time ("Bond Amount"). The Trusts desire to enter into this Agreement in accordance with the requirements of Rule 17g-1(f) to assure that the premium for the Bond and any proceeds received under the Bond are allocated in an equitable and proportionate manner.

    The Trusts, therefore, agree that:

    1. Allocation of Premium. The portion of the premium paid by each Trust shall be allocated among the Trusts based upon the minimum amount of coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended and then allocated among each of the Funds in a Trust based on their respective assets under management as of the date of the Allocation Event. The current allocations are set forth in Exhibit A. From time to time adjustments may be made to the portion of the premiums theretofore paid by a Trust or Fund, based on a subsequent change or changes in the net assets of one or more Trusts or the addition or withdrawal of a Trust, Fund or Funds from the Bond.

    2. Allocation Event. The allocation of the Bond premium shall be determined as of the initial date of each Bond period, as of each date when a Trust or Fund is added to this Agreement or when this Agreement is terminated as to a Trust and when the premium amount increases because of an increase in the Bond Amount during the Bond period. For newly established Funds, Claymore Advisors, LLC, the administrator for each Trust ("Administrator") shall make a good faith estimate of the expected average net assets for that Fund during the Bond period to be used as a part of this calculation. When a Trust or Fund is added to the Bond, the existing Funds shall receive a reimbursement for the decreased amount of premium to be paid for the Bond period as a result of the addition of the Trust or Fund unless the Administrator determines that the cost of refunding the excess premium would meet or exceed the amount of premium to be refunded. When Funds are subtracted, there shall be no change in amounts owed by the Funds.

    3. Allocation of Coverage. In the event any recovery is received under the Bond as a result of a loss sustained by any Trust and by the other named insureds, each Trust shall receive an equitable and proportionate share of the recovery but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of

        Rule 17g-1. The remaining amount of any recovery, if any, shall then be applied to the claims of the Funds based on the premiums paid by the respective Funds.

    4. Agent. The Administrator is hereby appointed as the agent for the Parties for the purpose of making, adjusting, receiving and enforcing payment of all claims under the Bond and otherwise dealing with ICI Mutual Insurance Company with respect to the Bond. Any expenses incurred by the Administrator in its capacity as agent in connection with a claim shall be shared by the Funds in proportion to the Bond proceeds received by the Funds for the loss. All other expenses incurred by the Administrator in its capacity as agent shall be shared by the Funds in the same portion as their premium allocation.

    5. Modification and Termination. This Agreement, including Exhibit A, may be modified or amended from time to time by mutual written agreement among the Parties. Additional registered investment companies for which the Administrator serves as the administrator may be made a party to this Agreement and upon the approval of the Board of Trustees of each party to the Agreement, will be added to the Agreement by the execution of a revised Exhibit A. The addition of a party shall trigger an Allocation Event. This Agreement may be terminated with respect to any one Trust by not less than 75 days' written notice to the other Trusts. It shall terminate as to any party as of the date that such party ceases to be an insured under the Bond; provided that such termination shall not affect such party's rights and obligations hereunder with respect to any claims on behalf of such party which are paid under the Bond by ICI Mutual Insurance Company after the date such party ceases to be an insured under the Bond. The Agreement shall continue as to the remaining parties, but shall trigger an Allocation Event.

    6. Further Assurances. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

    IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date and year first above written.

                                      CLAYMORE EXCHANGE-TRADED FUND TRUST


                                      By:   /s/ Steven M. Hill
                                           ----------------------------------
                                           Steven M. Hill
                                           Chief Accounting Officer, Chief
                                           Financial Officer and Treasurer

                                      CLAYMORE EXCHANGE-TRADED FUND TRUST 2


                                      By:   /s/ Steven M. Hill
                                           ----------------------------------
                                           Steven M. Hill
                                           Chief Accounting Officer, Chief
                                           Financial Officer and Treasurer


Dated:  November 17, 2008


                                    EXHIBIT A

                            JOINT INSUREDS AGREEMENT

A. Bond Period: March 31, 2008 through March 31, 2009.
B. Bond Amount:                                                                    $ 2,500,000
C. Premium Amount:                                                                 $ 10,020
D. ALLOCATION OF PREMIUM

ETF TRUST:
Claymore/Clear Spin-Off ETF                                                        $     81
Claymore/Zacks Yield Hog ETF                                                       $    294
Claymore/Zacks Mid-Cap Core ETF                                                    $     27
Claymore/Sabrient Defender ETF                                                     $    116
Claymore/BNY BRIC ETF                                                              $  3,925
Claymore/Zacks Dividend Rotation ETF                                               $     18
Claymore/S&P Global Dividend Opportunities Index ETF                               $     38
Claymore/Morningstar Manufacturing Super Sector Index ETF                          $     21
Claymore/Morningstar Information Super Sector Index ETF                            $     19
Claymore/Morningstar Services Super Index ETF                                      $     19
Claymore/Sabrient Insider ETF                                                      $    161
Claymore/Ocean Tomo Patent ETF                                                     $     60
Claymore/Ocean Tomo Growth Index ETF                                               $     14
Claymore/Raymond James SB-1 Equity ETF                                             $    542
Claymore/Sabrient Stealth ETF                                                      $     51
Claymore U.S. Capital Markets Bond ETF                                             $     31
Claymore U.S.-1 - The Capital Markets Index ETF                                    $     60
Claymore U.S. Capital Markets Micro-Term Fixed Income ETF                          $     32

                                       A-1


Claymore/Great Companies Large-Cap Growth Index ETF                                $     33
Claymore/Zacks Sector Rotation ETF                                                 $    469

ETF TRUST 2:
Claymore S&P Global Water Index ETF                                                $  1,734
Claymore/Zacks Country Rotation ETF                                                $     52
Claymore/Clear Global Timber Index ETF                                             $    335
Claymore/Robeco Developed International Equity ETF                                 $     26
Claymore/SWM Canadian Energy Income Index ETF                                      $    193
Claymore/Clear Global Exchanges, Brokers & Asset Managers Index ETF                $     93
Claymore/BNY Mellon Frontier Markets ETF                                           $    110
Claymore/Alphashares China Small Cap Index ETF                                     $    196
Claymore/Zacks International Yield Hog Index ETF                                   $     75
Claymore/Robb Report Luxury Index ETF                                              $     49
Claymore/Delta Global Shipping Index ETF                                           $     53
Claymore/MAC Global Solar Energy Index ETF                                         $    959
Claymore/Alphashares China Real Estate ETF                                         $    134

                             SECRETARY'S CERTIFICATE



    The undersigned certifies that she is the duly elected Secretary of the Claymore Exchange-Traded Fund Trust and the Claymore Exchange-Traded Fund Trust 2 (the "Trusts") and that the resolutions set forth below approving the fidelity bond for the Trusts were adopted by the Boards of Trustees of the Trusts on May 8, 2008, and such resolutions have not been amended, modified or rescinded and remain in full force and effect as of the date hereof.

    RESOLVED, that the joint fidelity bond with ICI Mutual Insurance Company (the "Joint Fidelity Bond"), with a policy limit of $2,500,000, and an annual premium of $10,020, providing coverage for the Trusts for the period from March 31, 2008 to March 31, 2009 be, and it hereby is, adopted and approved; and further

    RESOLVED, that Joint Fidelity Bond premium shall be ratably allocated to the covered funds based upon the minimum amount of coverage required for each covered fund by Rule 17g-1 under the 1940 Act; and further

    RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trusts is hereby designated as the officer of the Trusts who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

    RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.


    IN WITNESS WHEREOF, the undersigned has executed this certificate this 17th day of November, 2008.


                                                        /s/ Melissa J. Nguyen
                                                        ----------------------
                                                        Melissa J. Nguyen
                                                        Secretary